Exhibit 99.1

Cheetah Mobile Further Invests in Beijing OrionStar

BEIJING, January 12, 2024 -- Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced that the Company, through two of its wholly-owned subsidiaries, has made an additional investment in Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”), in which the Company held 72.91% equity interest before the investment.

The Company, through a wholly-owned subsidiary, made an investment of US$16.7 million in Beijing OrionStar. Concurrently, Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”), a wholly-owned subsidiary of the Company, exercised its right under the convertible loan with principal amount of RMB100 million that it provided to Beijing OrionStar in 2021 to convert all of the principal and the accrued interest into Beijing OrionStar’s equity interest.

Additionally, Gongqingcheng Orion Industrial Investment Center (Limited Partnership) (the “Fund”) made an investment of RMB150 million, or approximately US$20.9 million, into Beijing OrionStar. The Company, through one of its subsidiaries, is one of the limited partners of the Fund and currently owns approximately 49.5% interest in the Fund. Jiujiang Industrial Investment Guidance Fund Partnership (Limited Partnership) (“Jiujiang Guidance Fund”) and Shenzhen China Science and Merchants Equity Investment Management Co., Ltd. (“CSC Group”) serve as the other limited partner and the fund manager of the Fund, respectively.

The aforementioned investment is expected to close in February 2024. After the completion of the investment, the Company’s equity interest in Beijing OrionStar is expected to be 72.10%, without taking into account the stake it holds indirectly through the Fund; the Company is expected to hold, both directly and indirectly, 73.95% equity interest in Beijing OrionStar, including the stake it holds indirectly through the Fund.

Mr. Sheng Fu, chief executive officer and director of the Company, commented, “I am pleased to announce the Company’s collaboration with Jiujiang Guidance Fund and CSC Group, which includes making investment in Beijing OrionStar. This collaboration marks the beginning of a new phase in Beijing OrionStar’s development, with these new shareholders playing a crucial role in helping it achieve significant advancements in expanding its range of end use cases and applications, upgrading its manufacturing processes, and optimizing its supply chain management.

With its focus on in-depth research and development, Beijing OrionStar will improve its core technological capabilities, and will continue to invest in the research and development of artificial intelligence (“AI”) large language model (“LLM”) technologies, as well as the enhancement of its hardware manufacturing capabilities. As we enter the era of artificial general intelligence (“AGI”), Beijing OrionStar is dedicated to realizing service robots equipped with embodied AI technology, to better cater to the needs of its global customers across various scenarios.”

About Beijing OrionStar

Founded by Mr. Sheng Fu, Beijing OrionStar is an AI service solution provider headquartered in Beijing focusing on the research and development of AI. Beijing OrionStar became a subsidiary of the Company in December 2023, following the Company’s acquisition of its controlling stake. Having made large-scale investments in the research and development of AI technology since 2016, Beijing OrionStar has independently developed a full range of AI technologies, including automatic speech recognition, computer vision, and indoor navigation, as well as acquiring significant capabilities in the research and development of service robot operating systems, application development, and the design and manufacturing of full-stack hardware for service robots. At the same time, Beijing OrionStar is in the process of independently researching and developing LLM and empowering its robotics business with LLM technologies, promoting the smart digitalization of real economy and use cases.

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of its AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

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